September 27, 2024

Ashish Chand
President and Chief Executive Officer
Belden Inc.
1 North Brentwood Boulevard
15th Floor
St. Louis, MO 63105

       Re: Belden Inc.
           Definitive Proxy Statement on Schedule 14A
           Response dated September 16, 2024
           File No. 001-12561
Dear Ashish Chand:

       We have reviewed your September 16, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2024 letter.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 30

1. We note your response to prior comment 3 describing how you calculated your Company-
       Selected Measure,    Adjusted Earnings Per Share    from your audited
financial statements.
       Specifically, you reference both your Form 8-K filed on February 8, 2024, and non-
       specific adjustments such as    other costs    that may be included in
your Company-
       Selected Measure calculation. The Company-Selected Measure should, in your
       assessment,    represent the most important financial performance
measure (that is not
       otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal
       year, to company performance.    See Item 402(v)(2)(vi) of Regulation
S-K. Your tabular
 September 27, 2024
Page 2

       and related presentation should show the quantified performance for the same measure selected as your Company-Selected Measure in each covered fiscal year, using not only the same name, but also the same calculation method as in the most recent fiscal year.
       Quantified performance derived using different adjustments from those used in the most recent fiscal year may not satisfy this requirement; however, we note your expressed intent to provide different reconciliations each year. We remind you that while Company-
       Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-
       K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. Please tell us and revise future filings as appropriate to describe how your Company-Selected Measure is calculated from your
       GAAP financial statements, without reference to non-specific adjustments from year to year.
       Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program